Mail Stop 3010

						December 15, 2005

Mr. James H. Jenkins
Popular ABS, Inc.
103 Springer Building
3411 Silverside Road
Wilmington, DE 19810

	Re:	Popular ABS, Inc.
		Registration Statement on Form S-3
		Filed November 15, 2005
		File No. 333-129704

Dear Mr. Jenkins:

	We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of
our review.   Feel free to call us at the telephone numbers listed
at
the end of this letter.

Registration Statement on Form S-3

General

1. Please note that our comments to either the base prospectus and/or the supplements should be applied universally, if applicable.
Accordingly, if comments issued for one apply to another, make conforming revisions as appropriate.

2. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General
Instruction I.A.4 of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

3. We note that your base prospectus indicates that the trusts may include home equity loans. However, your prospectus supplement does not appear to contemplate an offering of securities backed by home equity loans. Please refer to Section III.A.3(b) of SEC Release No.
33-8518 and tell us why you have not provided us with a form of prospectus supplement that outlines the format of deal-specific information regarding any offerings of securities backed by pools of home equity loans. In this regard, we note that appropriate information regarding the transaction parties, deal structure and asset pool does not appear to have been provided.

4. Please confirm that you plan to file the finalized agreements, including the exhibits to these agreements, as exhibits to the registrant statement or under cover of Form 8-K and incorporate them by reference into the registration statement at the time of each takedown. Refer to 1100(f) of Regulation AB.

Prospectus Supplement

General

5. Please include a separately captioned section and disclose any legal proceedings pending against the sponsor, seller, servicer, depositor, trustees, issuing entity or other transaction parties that would be material to investors, if applicable. Refer to Item 1117 of
Regulation AB.

Cover Page

6. When referring to transaction parties, please use the terminology set out in Regulation AB. Please refer to Item 1101(f) of Regulation
AB for the definition of issuing entity. In this regard, please revise your cover page, including the second sentence above "The Certificates," to refer to the issuing entity. Refer to Item 1102(d). Please also make corresponding changes throughout the document.

7. We note your disclosure on page S-2 indicating that investors should rely on the information in the prospectus supplement if the description of the terms of the certificates vary between the prospectus supplement and base prospectus. Please note that disclosure in prospectus supplements may enhance disclosure in the base prospectus but should not contradict it. See Section III.A.3(b) of SEC Release No. 33-8518 and revise accordingly.

8. As a follow-up to the comment above, we note your disclosure on page 15, which indicates that no trust fund "is expected to engage in any activities other than purchasing, managing and holding the related Trust Fund Assets and other assets contemplated herein or specified in the related prospectus supplement...."  Please note that
a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if the purpose of the takedown is to include additional assets, or a post-effective amendment. Also, please note that Securities Act Rule 409 requires that the registration statement be complete at the time of effectiveness except for information that is not known or reasonably available. Please revise the base prospectus to describe the assets, structural features, credit enhancement or other features reasonably contemplated to be included in an actual takedown.

Summary

9. We encourage you, in an appropriate place, to provide a graphic illustration(s) of the flow of funds, payment priorities and allocations, including any subordination features, to assist investors in understanding the payment flow on all classes of issued notes. Refer to Item 1103(a)(3)(vi) of Regulation AB.

10. While we note your discussion of optional termination, it appears from page S-68 and elsewhere that there are other "Trigger Events" that could alter the flow of funds. Please expand the disclosure in your summary to provide a brief summary of any events that could trigger liquidation or amortization or that could alter the transaction structure or flow of funds. See Item 1103(a)(3)(vii) of
Regulation AB.

The Mortgage Pool, page S-24

11. Please expand your disclosure here or in the base prospectus to confirm that no non-performing assets will be part of the asset pool.
Refer to Item 1101(c)(2)(iii) of Regulation AB. Additionally, we note that mortgage loans included in the asset pool may be delinquent. Please tell us how you will meet the delinquent asset limitation requirement under General Instruction I.B.5.(a)(ii) of Form S-3.

12. We note from your disclosure here and in the summary section that the pool of assets will include "space used for retail, professional or other commercial uses." If the commercial mortgage loans will represent a material portion of the asset pool, please revise to disclose the information called for in Item 1111(b)(9) of Regulation
AB to the extent material.
Servicing of Loans, S-54

13. Please expand your disclosure here or in the base prospectus, as
applicable, to provide all of the information required by Item
1108
of Regulation AB. For example, we note from pages 56-57 of the base prospectus, that the servicer may be removed in certain situations, but it does not appear that you have provided all of the information regarding back-up servicers required by Item 1108(d). Additionally, to the extent material, you should provide statistical information regarding servicer advances on the servicer`s overall servicing portfolio for the past three years.

Foreclosure, Delinquency and Loss Experience, page S-56

14. While we note the disclosure you have provided in this section, you should expand to provide all of the information required by Item
1100(b) of Regulation AB. For example, it does not appear that you have presented delinquency information in 30 or 31 day increments or that you have provided such information based on pool asset type. Please ensure that your next amendment includes the information required by subparagraphs 1-6 of Item 1100(b) of Regulation AB.

Third Party Originators, page S-58

15. Please expand the bracketed language in this section to confirm that you will provide all of the information required by Item 1110(b)
of Regulation AB for any originator or group of affiliated originators, apart from the sponsor or its affiliates, that originated, or is expected to originate, 20% or more of the pool of assets.

Description of the Certificates

The Reserve Fund and the Yield Maintenance Agreement, page S-81

16. We note the bracketed disclosure you have provided on page S-
82.
Please expand this disclosure to confirm that you will provide the financial information required by Item 1115(b) if applicable.

Use of Proceeds, page S-107

17. We note that the depositor will apply a portion of the net proceeds to repay financing provided by an affiliate. Please disclose the amount of all expenses payable from the offering proceeds and the specific amounts payable to each affiliate. Refer to Item 1107(j) of Regulation AB.

Ratings, page S-113

18. Describe any arrangements to have the ratings monitored while the securities are outstanding. Refer to Item 1120 of Regulation AB.

Base Prospectus

The Sponsor, page 19

19. Please expand the disclosure in this section to provide, to the extent material, information regarding the size, composition and growth of the sponsor`s portfolio of assets of the type to be securitized and information related to the sponsor that may be material to an analysis of the origination or performance of the pool assets. For example, while we note that Equity One has sponsored more than 25 transactions since 1997, the size of Equity One`s portfolio is not clear. Additionally, if any prior securitizations organized by the sponsor have defaulted or experienced an early amortization triggering event, you should disclose this information as well. See Item 1104(c) of Regulation AB.

20. While we note the disclosure you have provided here and in other places throughout the base prospectus and prospectus supplement regarding the fact that Equity One is affiliated with Popular ABS, Inc., please provide a separately captioned section that discusses the affiliations among the parties involved in the transaction with a clear description, or chart, of the nature of the affiliations. For example, you should clearly indicate in this section how Equity One and the issuing entity are related to Popular ABS, Inc. and how Popular Financial Holdings, Inc. is related to Popular ABS, Inc. Ensure that your disclosure clearly identifies the structure of the
Popular ABS organization and where each of the transaction parties fits into such structure. See Item 1119 of Regulation AB.

Description of the Certificates

Reports to Certificateholders, page 30

21. It does not appear that you plan to provide to investors all of the information required by 1121 of Regulation AB. For example, it does not appear that you plan to provide all of the information required by subparagraphs (a)(3), (a)(7) and (a)(11)-(13). Please revise your disclosure to include this information or advise as to why such information would not be material to investors.




Indices Applicable to Floating Rate and Inverse Floating Rate
Classes, page 35

22. We note that the indices applicable to Floating Rate and Inverse
Floating Rate Classes will be limited to the indices described in this section "except as otherwise specified in the related prospectus supplement." Please revise to describe all indices that may be used, in the base prospectus. Additionally, to the extent practicable, please replace other phrases similar to the one quoted above with bracketed disclosure showing the variations you intend.

Credit Enhancement, page 40

23. Please confirm that you will file any enhancement or support agreements regarding derivative instruments as exhibits to the registration statement. Refer to Item 1114(a), Instruction 1.

Exhibits

24. It appears that you may need to amend your pooling and servicing agreement to comply with the new regulation. For instance, we note that it requires an auditor`s report to be provided 120 days after the fiscal year end or approximately one month after it is required to be filed in the Form 10-K. Please revise the underlying agreements to comply with Regulation AB.

*	*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      If you have any questions regarding these comments, you may contact Melinda Kramer at (202) 551-3726 or me at (202) 551-3454.

								Sincerely,


								Sara D. Kalin
								Branch Chief-Legal

cc:	Via Facsimile (215) 864-8120
	Mr. David Joseph, Esq.
	Stradley, Ronon , Stevens, & Young, LLP
	Telephone: (215) 564-8090

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Mr. James H. Jenkins
Popular ABS, Inc.
December 15, 2005
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